SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated August 10, 2006


                             ----------------------


                                    HEAD N.V.

                                    Rokin 55
                                1012 KK Amsterdam
                                 The Netherlands
                                 +31 20 625 1291
                             ----------------------
                    (Address of Principal Executive Offices)


             Indicate by check mark whether the registrant files or
                will file annual reports under cover of Form 20-F
                                  or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

           Indicate by check mark if the registrant is submitting the
                Form 6-K in paper as permitted by Regulation S-T
                                 Rule 101(b)(1):

                                Yes: |_| No: |X|


           Indicate by check mark if the registrant is submitting the
                Form 6-K in paper as permitted by Regulation S-T
                                 Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:  Interim Report for the Period Ended June 30, 2006.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Head N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                HEAD N.V.


Date:    August 10, 2006                        By:  /s/ JOHAN ELIASCH
                                                     --------------------
                                                Name:   Johan Eliasch
                                                Title:  Chief Executive Officer

                                    HEAD N.V.
                                 INTERIM REPORT

                              For the Period Ended
                                  June 30, 2006

                                    HEAD N.V.

                                 INTERIM REPORT
                       FOR THE PERIOD ENDED JUNE 30, 2006



              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
              ----------------------------------------------------


ITEM 1.  FINANCIAL STATEMENTS

         Unaudited Condensed Consolidated Balance Sheet as of June 30, 2006 and Audited Condensed Consolidated Balance Sheet as of December 31, 2005

         Unaudited Condensed Consolidated Income Statement for the three and six months ended June 30, 2006 and 2005

         Unaudited Condensed Consolidated Statement of Changes in Equity for the six months ended June 30, 2006 and 2005

         Unaudited Condensed Consolidated Cash Flow Statement for the six months ended June 30, 2006 and 2005

         Notes to the Unaudited Condensed Consolidated Financial Statements



ITEM 2.  MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


     This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies are described in our Annual Report on Form 20-F filed with the Securities and Exchange Commission and include, but are not limited to, the following:

        o competitive pressures and our ability to respond quickly to changes in consumer preferences;
        o    changes in the tastes of the sporting public;
        o    our ability to introduce innovative products;
        o    general economic conditions;
        o our ability to realize the cost savings we expect to achieve from our cost reduction program;
        o    shifts in currency exchange rates;
        o    the performance of third party suppliers;
        o    adequate protection of patents and trademarks;
        o    product liability exposure;
        o    raw material and energy prices; and
        o    environmental and regulatory matters.

     Actual results and events could differ materially from those contemplated by these forward-looking statements. In light of the risks and uncertainties described above, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact occur. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.


                           PRESENTATION OF INFORMATION


     We have rounded percentages and some amounts contained herein for ease of presentation, and sometimes amounts may not add due to this rounding. We have presented most amounts in euro. In some cases, this report contains translations of amounts in other currencies into euro at specified rates solely for the convenience of the reader. You should not construe these translations as representations that these amounts actually represent these euro amounts or could be converted into euro at the rate indicated.

Unless otherwise indicated, euro amounts have been translated from other currency amounts to euro, based on the European Central Bank rates.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
                      CONDENSED CONSOLIDATED BALANCE SHEET


                                                                  June 30,          December 31,
                                                              ----------------   ------------------
                                                      Note          2006                2005
                                                              ----------------   ------------------
                                                                (unaudited)
                                                                   (in thousands, except share data)
ASSETS:
Non-current assets
Property, plant and equipment, net...............            (euro)  60,485       (euro)    61,617
Intangible assets................................                    12,133                 13,059
Goodwill.........................................                     3,139                  3,161
Available-for-sale financial assets..............                     1,973                  1,973
Deferred income tax assets.......................                    65,511                 61,507
Trade and other receivables......................                        57                  1,854
Other non-current assets.........................                     3,554                  3,909
                                                              ----------------   ------------------
     Total non-current assets....................                   146,852                147,081
Current assets
Inventories, net.................................       3           102,281                 68,551
Trade and other receivables......................                    83,782                148,525
Prepaid expense..................................                     4,621                  3,890
Available-for-sale financial assets..............                    19,844                 14,834
Restricted cash..................................                     3,769                  3,957
Cash and cash equivalents........................                    54,426                 45,503
                                                              ----------------   ------------------
     Total current assets........................                   268,723                285,260
                                                              ----------------   ------------------
     Total assets................................            (euro) 415,575       (euro)   432,340
                                                              ================   ==================
EQUITY:
Share capital....................................       5    (euro)   7,964       (euro)     7,964
Other reserves...................................       5           125,087                124,351
Treasury shares..................................                   (12,307)               (12,307)
Retained earnings................................                    43,985                 53,693
Fair Value and other reserves including
     cumulative translation adjustments (CTA)....                    (5,761)                (1,884)
                                                              ----------------   ------------------
     Total equity................................                   158,969                171,817
LIABILITIES:
Non-current liabilities
Long-term debt...................................       7           130,382                131,565
Retirement benefit obligations...................                    16,128                 16,308
Other long-term liabilities......................       8             9,134                  8,145
                                                              ----------------   ------------------
     Total non-current liabilities...............                   155,644                156,018
Current liabilities:
Trade and other payables.........................                    26,886                 24,796
Borrowings.......................................                    24,933                 27,748
Current maturities of long-term debt.............                     2,117                  2,108
Income taxes.....................................                     1,164                    600
Provisions.......................................                     9,628                  5,033
Accrued expenses and other current liabilities...                    36,233                 44,221
                                                              ----------------   ------------------
     Total current liabilities...................                   100,962                104,506
                                                              ----------------   ------------------
     Total liabilities...........................                   256,606                260,524
                                                              ----------------   ------------------
     Total liabilities and shareholders' equity..       (euro)      415,575       (euro)   432,340
                                                              ================   ==================



               The accompanying notes are an integral part of the
                       consolidated financial statements

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
                     CONDENSED CONSOLIDATED INCOME STATEMENT




                                                                 For the Three Months             For the Six Months
                                                                    ended June 30,                   ended June 30,
                                                              -------------------------         -----------------------
                                                      Note       2006          2005                2006          2005
                                                              ---------      --------           ---------     ---------
                                                             (unaudited)    (unaudited)       (unaudited)   (unaudited)
                                                        (in thousands, except share data)  (in thousands, except share data)

Total net revenues...............................     6   (euro)63,825    (euro)67,363     (euro)131,539   (euro)130,093
Cost of sales....................................               37,717          37,473            78,805          77,177
                                                          ------------    ------------      ------------    ------------
Gross profit.....................................               26,108          29,890            52,805          52,916
Selling and marketing expense....................               21,616          21,391            44,637          44,434
General and administrative expense...............                7,712           7,744            15,515          15,017
Gain on sale of property, plant and equipment....                   --          (5,876)               --          (5,876)
Restructuring costs..............................     9             --           2,400                --           2,400
Other operating (income) expense, net............                 (305)            511              (303)            324
                                                          ------------    ------------      ------------    ------------
Operating profit (loss)..........................               (2,915)          3,721            (7,115)         (3,383)
Interest expense.................................               (3,070)         (3,196)           (6,145)         (6,551)
Interest income..................................     7            482           1,286               869           1,516
Other non-operating income (expense) net.........                  (50)            750               (83)          1,457
                                                          ------------    ------------      ------------    ------------
Profit (loss) before income taxes................               (5,553)          2,560           (12,474)         (6,961)
Income tax benefit (expense):
     Current.....................................                 (888)         (1,496)           (1,245)         (2,022)
     Deferred....................................                2,385           2,173             4,011           5,142
                                                          ------------    ------------      ------------    ------------
     Income tax benefit..........................                1,497             677             2,766           3,120
                                                          ------------    ------------      ------------    ------------
Profit (Loss) for the period.....................         (euro)(4,056)   (euro) 3,237      (euro)(9,708)   (euro)(3,841)
                                                          ============    ============      ============    ============

Earnings per share-basic
     Profit (Loss) for the period................                (0.11)           0.09             (0.27)          (0.11)
Earnings per share-diluted
     Profit (Loss) for the period................                (0.11)           0.09             (0.27)          (0.11)
Weighted average shares outstanding
     Basic                                                      36,220          36,200            36,220          36,220
     Diluted                                                    36,220          36,200            36,220          36,220





               The accompanying notes are an integral part of the
                       consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
             CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY


                                                                                                                  Minority    Total
                                            Note       Attributable to equity holders of the Company              Interest    Equity
                                                 --------------------------------------------------------------   --------    ------
                                                                                                      Fair Value
                                                                                                      and Other
                                                 Ordinary Shares      Other       Treasury  Retained  Reserves/
                                                 ----------------
                                                 Shares    Amount    Reserves      Stock    Earnings    CTA
                                                                                      (uaudited)
                                                                                 (in thousands, except
                                                                                      share data)

Balance at January 1, 2005..................  36,219,902 (E)7,964  (E)123,670  (E)(12,307)(E)47,707   (E)(8,277) (E)   8 (E)158,765

Stock-based compensation....................          --       --         155         --         --           --      --        155
Changes in minority interest................          --       --          --         --         --           --      (8)        (8)
Loss for the period.........................          --       --          --         --     (3,841)          --      --     (3,841)
  Changes in fair value and other reserves
  including CTA:
  Unrealized loss on derivatives instruments
  (net of tax of (euro)215).................          --       --          --         --         --        (858)      --       (858)
  Reclassification adjustmet for derivative
  losses recorded in income for the period
  (net of tax of (euro)84)..................          --       --          --         --         --         336       --        336
  Foreign currency translation adjusment....          --       --          --         --         --       5,838       --      5,838
                                                                                                                         -----------
  Total recognized income and expense
   for the period...........................          --       --          --         --         --          --       --      5,316
                                              ---------- --------  ----------  ---------  ---------   ---------  ------- -----------
Balance at June 30, 2005....................  36,219,902 (E)7,964  (E)123,826 (E)(12,307) (E)43,866  (E) (2,961) (E)  -- (E)160,388
                                              ========== ========  ==========  =========  =========   =========  ======= ===========

Balance at January 1, 2006..................  36,219,902 (E)7,964  (E)124,351 (E)(12,307) (E)53,693  (E) (1,884) (E)  -- (E)171,817

Stock-based compensation....................          --       --         736         --         --          --       --        736
Loss for the period.........................          --       --          --         --     (9,708)         --       --     (9,708)
  Changes in fair value and other reserves
   including CTA:
   Unrealized gain on derivatives instruments
   (net of tax of (euro)92).................          --       --          --         --         --          369      --        369
   Reclassification adjustment for derivative
   gains recorded in loss for the period
   (net of tax (euro)54)....................          --       --          --         --         --         (215)     --       (215)
   Foreign currency translation adjustment..          --       --          --         --         --       (4,031)     --     (4,031)
                                                                                                                         -----------
  Total recognized income and expense
   for the period...........................          --       --          --         --                                     (3,877)
                                              ---------- --------  ----------  ---------  ---------   ---------  ------- -----------
Balance at June 30, 2006....................  36,219,902 (E)7,964  (E)125,087 (E)(12,307) (E)43,985  (E) (5,761) (E)  -- (E)158,969
                                              ========== ========  ==========  =========  =========   ========== ======= ===========



               The accompanying notes are an integral part of the
                       consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
                   CONDENSED CONSOLIDATED CASH FLOW STATEMENT




                                                                 For the Six Months ended June 30,
                                                              --------------------------------------
                                                              Note          2006          2005
                                                                         ---------      --------
                                                                        (unaudited)    (unaudited)
                                                                             (in thousands)


OPERATING ACTIVITIES:
  Loss for the period......................................          (euro)(9,708)     (euro)(3,841)
   Adjustments to reconcile net income
    to net cash provided by operating activities:
    Depreciation and amortization..........................                 7,209             8,093
    Amortization and write-off of debt issuance cost
    and bond discount......................................                   182               178
    Impairment.............................................                    --             1,444
    Provision (release) for leaving indemnity
    and pension benefits...................................                  (165)              300
    (Gain) loss on sale of property, plant and equipment...                     8            (5,943)
    Non cash compensation expense..........................                   736               155
    Interest expense.......................................                 6,145             6,551
    Income tax expense.....................................                 1,245             2,022
    Deferred tax benefit...................................                (4,011)           (5,142)
  Changes in operating assets and liabilities:
    Accounts receivable....................................                64,284            64,344
    Inventories............................................               (39,923)          (38,051)
    Prepaid expense and other assets.......................                  (669)             (548)
    Restructuring costs....................................   9              (589)             (512)
    Accounts payable, accrued expenses, other
    liabilities and provisions.............................                  (182)           (1,786)
  Interest paid............................................                (6,994)           (7,356)
  Income tax paid..........................................                  (644)             (323)
                                                                         ---------          --------
  Net cash provided by operating activities................                21,923            19,585
                                                                         ---------          --------
INVESTING ACTIVITIES:
    Purchase of property, plant and equipment..............                (6,528)           (5,996)
    Changes in intangible assets, net......................                   (17)             (104)
    Proceeds from sale of property, plant and equipment....                     9               162
    Purchases of available-for-sale financial assets.......                (5,017)           (4,185)
    Sale of available-for-sale financial assets............                     5               375
                                                                         ---------          --------
  Net cash used for investing activities...................               (11,547)           (9,748)
                                                                         ---------          --------
FINANCING ACTIVITIES:
    Change in short-term borrowings, net...................                (2,307)           (1,137)
    Changes in minority....................................                    --                (8)
    Proceeds from other long-term obligations..............   8             1,876                --
    Payments on long-term debt.............................   7            (1,057)          (16,377)
    Change in restricted cash..............................                   188              (105)
                                                                         ---------          --------
  Net cash used for financing activities...................                (1,300)          (17,627)
                                                                         ---------          --------
  Effect of exchange rate changes on cash
  and cash equivalents.....................................                  (152)             (848)
  Net increase (decrease) in cash and cash equivalents.....                 8,924            (8,638)
  Cash and cash equivalents at beginning of period.........                45,503            43,756
                                                                     -------------     -------------
  Cash and cash equivalents at end of period...............          (euro)54,426      (euro)35,118
                                                                     =============     =============



               The accompanying notes are an integral part of the
                       consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Business

Head N.V. ("Head" or the "Company") is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands - Head (principally alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets and tennis balls), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment). The Company's key products have attained leading market positions based on sales and reputation and have gained high visibility through their use by many of today's top athletes.

The Company generates revenues in its principal markets by selling goods directly to retail stores and, to a lesser extent, by selling to distributors. The Company also receives licensing and royalty income. As many of the Company's goods, especially Winter Sports goods, are shipped during a specific part of the year, the Company experiences highly seasonal revenue streams. Following industry practice, the Company begins to receive orders from its customers in the Winter Sports division from March until June, during which time the Company books approximately three quarters of our orders for the year. The Company will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in September to November. At this time, the Company will begin to receive re-orders from customers, which constitute the remaining quarter of the yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. During the first six months of any calendar year, the Company typically generates some 50% of its Racquet Sports and Diving product revenues, but only 15% of its Winter Sports revenue. Thus, the Company typically generates only some 35% of its total year gross profit in the first six months of the year, but the Company incurs some 50% of fixed general and administration and marketing expenses in this period.

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Spain, Switzerland, the Netherlands and the United Kingdom), North America, and Asia.


Note 2 - General Principles and Explanations

Basis of Presentation

In 2005 and prior years, the Company reported its financial statements under US-GAAP (Dutch GAAP for statutory purposes). As of December 31, 2005 the Company filed its financial statements under International Financial Reporting Standards as adopted by the European Union ("IFRS"), based on its financial statements under Dutch GAAP as of January 1, 2004, with the Dutch commercial register. The Company does not expect there to be a material difference between IFRS as adopted by the European Union and IFRS as published by the International Accounting Standards Board.

As of January 1, 2006, the Company has changed its reporting currency from the U.S. dollar to the euro.

The condensed interim financial statements included herein have been prepared in accordance with IFRS. The accounting principles applied in these condensed consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the year ended December 31, 2005. The condensed interim financial statements comply with IAS 34. The result of operations for the six months period ended June 30, 2006 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

The following new standards, amendments to standards and interpretations are mandatory for financial year ending December 31, 2006.

- Amendment to IAS 19. "Actuarial gains and losses, group plans and disclosures", effective for annual periods beginning on or after 1 January 2006. The Company decided to retain its former accounting policy regarding the recognition of actuarial gains and losses;

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


- Amendment to IAS 39. Amendment to "The fair value option", effective for annual periods beginning on or after 1 January 2006. This amendment does not have any impact on the classification and valuation of the Company's financial instruments classified as at fair value through profit or loss prior to 1 January 2006 as the Company is able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss;

- Amendment to IAS 39. Amendment "Cash flow hedge accounting of forecast intragroup transactions", effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Company;

- Amendment to IAS 39 and IFRS 4. Amendment "Financial guarantee contracts", effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Company;

- IFRS 6. "Exploration for and evaluation of mineral resources", effective for annual periods beginning on or after 1 January 2006. This standard is not relevant for the Company;

- IFRIC 5. "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds", effective for annual periods beginning on or after 1 January 2006. This interpretation is not relevant for the Company; and

- IFRIC 6. "Liabilities arising from participating in a specific market - waste electrical and electronic equipment", effective for annual periods beginning on or after 1 December 2005. This interpretation is not relevant for the Company.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

- IFRIC 7. "Applying the Restatement Approach under IAS 29", effective for annual periods beginning on or after 1 March 2006. Management do not expect the interpretation to be relevant for the Company;

- IFRIC 8. "Scope of IFRS 2", effective for annual periods beginning on or after 1 May 2006. Management is currently assessing the impact of IFRIC 8 on the Company's operations;

- IFRIC 9. "Reassessment of Embedded Derivatives", effective for annual periods beginning on or after 1 June 2006. Management believes that this interpretation should not have a significant impact on the reassessment of embedded derivatives as the Company already assess if embedded derivative should be separated using principles consistent with IFRIC 9; and

- IFRS 7. "Financial instruments: Disclosures", effective for annual periods beginning on or after 1 January 2007. IAS 1, "Amendments to capital disclosures", effective for annual periods beginning on or after 1 January 2007. The Company assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of IAS 1. The Company will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

Reconciliation from Dutch GAAP to IFRS

In connection with the preparation of the first-time adoption of IFRS based on Dutch GAAP the Company identified certain adjustments to its shareholder equity as of January 1, 2004. These adjustments are summarized as follows:

IAS 39. Under Dutch GAAP derivatives were not allowed to be recognized at fair value. In adopting IAS 39 the Company recognized those derivatives at fair value of (euro)0.5 million and (euro)0.7 million, respectively, as of December 31 and January 1, 2004.

IAS 19. Due to the difference in method of valuation of post retirement benefits between Dutch GAAP and IAS 19, the Company recorded an aggregated adjustment of
(euro)0.4 million and (euro)0.5 million, respectively, as of December 31 and January 1, 2004 as a reduction in retirement benefit obligations. Under Dutch GAAP a minimum pension liability was recorded in equity in the amount of
(euro)0.1 million as of December 31 and January 1, 2004 which under IAS 19 has to be reclassified to retirement benefit obligations.

IAS 37. Dutch GAAP requires to accrue for all cost estimated at the time of announcement of the restructuring program. Under IAS 37 only restructuring cost for which the Company has a legal or constructive obligation have to be recognized. As of January 1, 2004, in accordance with Dutch GAAP the Company recognized an additional accrual of (euro)1.7 million

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


which was partially used in 2004. The remaining portion ((euro)0.4 million) was released in 2004. As a consequence under IFRS those costs have been recognized in 2004, when incurred.

IAS 1. Dutch GAAP qualifies minority interest not to be shareholders' equity compared to IAS 1.

IFRS 2: Under IFRS 1, equity instruments from share-based options granted on or before November 7, 2002 and those granted after November 7, 2002 and vested before January 1, 2005 are not required to be recognized under IFRS 2 "Share-based Payment" by a first-time adopter. The Company has applied this exemption for the stock option plan 1998, as this plan was fully granted before that date which results in an increase of retained earnings and a decrease of other reserves of (euro)3.9 million as of December 31, 2005 and 2004 and
(euro)3.8 million as of January 31, 2004 and an increase in net income of
(euro)0.1 for the period ended December 31, 2004.

IAS 12. Deferred taxes have been calculated on the differences.

The table below provides a reconciliation of shareholders' equity from Dutch-GAAP to IFRS as of December 31, 2004 and January 1, 2004 and a reconciliation of net income (loss) for the year ended December 31, 2004:

                                                  December 31,      January 1,
                                                      2004             2004
                                                  ------------    ------------
                                                         (in thousands)
Shareholders' Equity under Dutch GAAP..........  (euro)156,940    (euro)187,734
  Adoption of IAS 39 (Financial Instruments)...            490              710
  Adoption of IAS 19 (Employee Benefits).......            371              495
  Minimum Pension Liabilities..................             96               83
  Provision for restructuring costs............             --            1,671
  Minority interest............................              8                8
  Deferred taxes on differences................            861             (119)
                                                 -------------    -------------
Shareholders' Equity under IFRS................  (euro)158,765    (euro)190,581
                                                 =============    =============

                                                  For the year ended
                                                    December 31,
                                                         2004
                                                  ------------------
                                                    (in thousands)
Loss under Dutch GAAP............................    (euro)(28,487)
  Adoption of IAS 39 (Financial Instruments).....              220
  Adoption of IAS 19 (Employee Benefits).........              124
  Share based payments...........................              104
  Release of provision for restructuring costs...             (384)
  Restructuring costs incurred in 2004...........           (1,287)
  Deferred taxes.................................              925
                                                    ---------------
Loss for the period under IFRS...................    (euro)(28,785)
                                                    ===============

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Reconciliation from IFRS to US-GAAP

IAS 19. Due to the difference in method of valuation of post retirement benefits between US-GAAP and IAS 19, the Company recorded an aggregated adjustment as a reduction in retirement benefit obligations. The Company's former accounting policy was to defer actuarial gains and losses. Under US-GAAP a minimum pension liability was recorded in equity in the amount of (euro)0.1 million as of January 1 and December 31, 2004 which under IAS 19 has to be reclassified to retirement benefit obligations.

IFRS 1: The Company has made use of exemptions available under IFRS 1 in relation with IAS 22 and did not restate past business combinations but kept it as in its previous GAAP statements prepared according to Dutch GAAP. Under Dutch GAAP goodwill and trademarks have been amortized for two more years compared to US-GAAP and an additional amortization of (euro)1.6 million has been recorded as of January 1, 2004. Changes in this difference result from foreign exchange rate fluctuations of the U.S. dollar against the euro.

US-GAAP qualifies minority interest not to be shareholders' equity compared to IAS 1.

IFRS 2: Under IFRS 1, equity instruments from share-based options granted on or before November 7, 2002 and those granted after November 7, 2002 and vested before January 1, 2005 are not required to be recognized under IFRS 2 "Share-based Payment" by a first-time adopter. The Company has applied this exemption for the stock option plan 1998, as this plan was fully granted before that date and results in an increase of retained earnings and a decrease of other reserves of (euro)3.9 million as of December 31, 2004 and 2005 and
(euro)3.8 million as of January 1, 2004 and an increase in net income of
(euro)0.1 for the period ended December 31, 2004.

IAS 12. Deferred taxes have been calculated on the differences.

The table below provides a reconciliation of shareholders' equity from IFRS to US-GAAP as of June 30, 2006 and 2005, December 31, 2005 and 2004 and January 1, 2004, as well as a reconciliation of net income (loss) for the years ended December 31, 2005 and 2004 and for the periods ended June 30, 2006 and 2005:




                                                     June 30,        June 30,    December 31,     December 31,       January 1,
                                                        2006           2005           2005            2004             2004
                                                   -------------  ------------   ------------    --------------   --------------
                                                                                (in thousands)
Shareholders' Equity under IFRS.................   (euro)158,969   (euro)160,388  (euro)171,817   (euro)158,765   (euro)190,581
  Adoption of IAS 19 (Employee Benefits)........               9            (371)             9            (371)           (495)
  Minimum Pension Liabilities...................             (82)           (100)           (85)            (96)            (83)
  Amortization of goodwill and trademarks.......           1,664           1,749          1,714           1,485           1,602
  Minority interest.............................              --              --             --              (8)             (8)
  Deferred taxes on differences.................             (95)           (546)          (100)           (505)           (215)
                                                   -------------  --------------  -------------   --------------  ---------------
Shareholders' Equity under US-GAAP..............   (euro)160,465   (euro)161,120  (euro)173,355   (euro)159,270   (euro)191,382
                                                   =============  ==============  =============   ==============  ===============




                                                    For the period ended June 30,   for the year ended December 31,
                                                         2006            2005             2005          2004
                                                                           (in thousands)
Profit (loss) for the period under IFRS.........    (euro) (9,708)   (euro) (3,841)   (euro) 5,986   (euro) (28,785)
  Adoption of IAS 19 (Employee Benefits)........               --               --             381             (124)
  Share based payments..........................               --               --              --             (104)
  Deferred taxes................................               --               --             405             (290)
                                                    --------------   --------------   ------------   ---------------
Net income (loss) under US-GAAP.................    (euro) (9,708)   (euro) (3,841)   (euro) 6,772   (euro) (29,303)
                                                    ==============   ==============   ============   ===============


                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 3 - Inventories

Inventories consist of the following (in thousands):


                                          June 30,         December 31,
                                      -----------------------------------
                                            2006               2005
                                      --------------     ----------------
                                       (unaudited)
Raw materials and supplies..........  (euro)  15,767     (euro)  15,648
Work in process.....................           9,800              8,557
Finished goods......................          89,078             57,477
Provisions..........................         (12,364)           (13,132)
                                      --------------     ----------------
Total inventories, net..............  (euro) 102,281     (euro)  68,551
                                      ==============     ================


Note 4 - Financial Instruments

The following table provides information regarding the Company's foreign exchange forward and option contracts as of June 30, 2006 and December 31, 2005. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

                                                    As of June 30, 2006
                                        ----------------------------------------
                                           Contract       Carrying      Fair
                                            amount         value       value
                                        -------------   -----------  -----------
                                                      (in thousands)
Foreign exchange forward contracts....  (euro) 14,232   (euro) 284   (euro) 284
Foreign exchange option contracts.....  (euro)  1,703   (euro)  (9)  (euro)  (9)

                                                    As of December 31, 2005
                                        ----------------------------------------
                                            Contract       Carrying      Fair
                                             amount         value        value
                                        -------------   -----------  -----------
                                                       (in thousands)
Foreign exchange forward contracts....  (euro)17,890   (euro) (161)  (euro)(161)
Foreign exchange option contracts.....  (euro) 1,872   (euro)   13   (euro)  13

Note 5 - Shareholders' Equity

At the last Annual General Meeting of the shareholders held on May 24th, 2006, the Company's shareholders approved the resolution to amend the Articles of Association to firstly increase the nominal value of the shares from (euro)0.20 to (euro)0.45 and to subsequently reduce the nominal value of the shares from
(euro)0.45 to (euro)0.20.

As a consequence of the adoption of the resolution the Company intends to make a payment of (euro)0.25 per share to its shareholders with an expected date of payment at the beginning of September. This payment is subject to Dutch Ministry and Dutch District Court approval, and based on no objections from our creditors.

Note 6 - Segment Information

The Company operates in the following main geographical areas, even though they are managed on a worldwide basis. The table below shows net revenues from external customers based upon where the sales originated by geographic region based on the location of the Company's subsidiaries:

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS



                                        For the Three Months            For the Six Months
                                            ended June 30,                  ended June 30,
                                        2006             2005           2006             2005
                                    -------------   ------------    -------------   -------------
                                     (unaudited)     (unaudited)     (unaudited)     (unaudited)
                                                                 (in thousands)
Revenues from External Customers:
Austria...........................  (euro) 20,173   (euro) 24,384   (euro) 45,781   (euro) 49,422
Italy.............................         12,654          12,972          21,043          22,967
Other (Europe)....................          9,166           9,529          18,787          17,876
Asia..............................            263              27             880             376
North America.....................         21,568          20,451          45,048          39,452
                                    -------------   -------------   -------------   -------------
  Total Net Revenues..............  (euro) 68,825   (euro) 67,363   (euro)131,539   (euro)130,093
                                    =============   =============   =============   =============


The segment results for the three and six months ended June 30, 2006 and 2005 are as follows:


                                        For the Three Months            For the Six Months
                                            ended June 30,                  ended June 30,
                                        2006             2005           2006             2005
                                    -------------   ------------    -------------   -------------
                                     (unaudited)     (unaudited)     (unaudited)     (unaudited)
                                                              (in thousands)
Income (Loss) for the Period:
Austria...........................  (euro) 1,986    (euro) 2,064   (euro)   643    (euro)   623
Italy.............................         1,705           1,594          1,537           2,339
Other (Europe)....................          (980)          3,446         (3,242)          1,373
Asia..............................          (919)           (964)        (1,911)         (2,070)
North America.....................        (1,081)           (915)        (3,087)         (3,291)
Corporate unallocated expenses....        (4,768)         (1,988)        (3,648)         (2,813)
                                    -------------   ------------   --------------  --------------
  Profit (Loss) for the Period....  (euro)(4,056)   (euro) 3,237   (euro)(9,708)   (euro)(3,841)
                                    =============   ============   =============   ==============


Note 7 - Senior Notes

In January 2004, one of the Company's subsidiaries sold (euro)135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by Head N.V. and certain of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange.

In March 2005, the Company repurchased the equivalent of (euro)10.0 million of its 8.5% senior notes for (euro)9.7 million and realized a gain of (euro)0.1 million. As a result of this transaction, the Company wrote-off (euro)0.1 million of debt issue costs.

In May 2005, the Company repurchased the equivalent of (euro)5.7 million of its 8.5% senior notes for (euro)4.6 million and realized a gain of (euro)0.9 million included in interest income in the consolidated income statement. As a result of this transaction, the Company wrote-off (euro)0.1 million of debt issue costs. At June 30, 2006 and December 31, 2005, the Company had (euro)111.2 million of senior notes outstanding.

Note 8 - Other Long-Term Liabilities

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


In July 2005, the Company signed an agreement for the establishment of a company in the British Virgin Islands. The business venture was established to found a Chinese company which will manufacture tennis balls for exclusive sale to the Company. The Company and its venture partner have a 70% and 30% interest in the newly formed venture, respectively. In accordance with IFRS 27 in connection with SIC 12 this venture qualifies as a special purpose entity due to the fact that the Chinese company was formed to manufacture tennis balls solely on behalf of the Company. As a result of the Company having to consolidate this entity as of June 30, 2006 and December 31, 2005 the Company recorded other long-term liabilities of (euro)2.2 million and (euro)0.3 million for the contribution of its partner.

The Company's partner in this venture has the right to receive a guaranteed yearly dividend of 12% on its investment balance starting in the month after the operation has started. The entity did not have any operations as of June 30, 2006 other than the commencement of the construction of a building.

Note 9 - Restructuring Costs

In April 2005, the Company decided to outsource 90% of its tennis racquet production from its European sites in Kennelbach, Austria and Eeske Budejovice, Czech Republic to China. This outsourcing agreement contained an operating lease that is accounted for in accordance with EITF 01-08, "Determining Whether an Arrangement is a Lease".

In June 2005, the Company recognized (euro)2.4 million relating to this program mainly consisting of an impairment of (euro)1.4 million pertaining to machinery and equipment and (euro)0.7 million employee severance costs for 250 workers. The fair value of the impaired assets was defined as the price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell, and both having reasonable knowledge of relevant facts using the discounted cash flow method for cash flows expected to be generated in the future.

In November 2005, the Company approved a restructuring program in Italy to reduce production capacity as a consequence of sales reductions and the transfer of production to Eastern Europe and Far East starting in January 2006. During a period of 12 months the employees can voluntarily adhere to a dismissal plan (voluntary Mobilita) benefiting from incentives from the Company and Government otherwise all employees will be involuntarily terminated as part of a dismissal plan (obligatory Mobilita). The total costs for the restructuring program are
(euro)1.0 million and represent personnel costs. As of June 30, 2006, (euro)0.3 million of those costs have been paid. This restructuring process is expected to be largely finalized at the end of 2006.

In November 2005, the Company decided to move the remaining ski boots production from the Maser, Italy plant to the plant in Litovel, Czech Republic. In December 2005, the Company accrued (euro)0.3 million of severance costs. As of June 30, 2006, these costs have been paid. The program is largely completed; however there will be some non-material expenses in 2006.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the periods ended June 30, 2005 and 2006, the provision for restructuring costs developed as follows:



                                    Employee      Impairment     Other related       Total
                                   termination                   restructuring
                                     benefits                       program
                                   -------------  -------------  -------------  --------------
Balance as of January 1, 2005....  (euro)    --   (euro)    --   (euro)    --   (euro)     --
expensed.........................           697          1,444            258           2,400
Costs paid.......................          (186)        (1,444)          (258)         (1,888)
                                   -------------  -------------  -------------  --------------
Balance as of June 30, 2005......  (euro)   512   (euro)    --   (euro)    --   (euro)    512
                                   =============  =============  =============  ==============
Balance as of January 1, 2006....  (euro) 1,364             --             --           1,364
Paid/incurred....................          (589)            --             --            (589)
                                   -------------  -------------  -------------  --------------
Balance as of June 30, 2006......  (euro)   775             --             --             775
                                   =============  =============  =============  ==============


Note 10 - Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately (euro)2.3 million and (euro)2.1 million for the period ended June 30, 2006 and 2005, respectively. The company provides investor relations, corporate finance, legal and consulting services, internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

One of the Company's subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately (euro)0.02 million for the period ended June 30, 2006 and 2005, respectively.

                           HEAD N.V. AND SUBSIDIARIES
               ITEM 2: MANAGEMENT'S OPERATING AND FINANCIAL REVIEW

Overview:

The Company is a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. The Company has created or acquired a portfolio of brands - Head (principally alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets and tennis balls), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment). The Company's key products have attained leading market positions based on sales and reputation and have gained high visibility through their use by many of today's top athletes.

The Company operates in a multi-currency environment and is subject to currency translation risk and, to a lesser extent, currency transaction risk, principally between the euro and U.S. dollar. Currency translation risk arises because the Company measures and records the financial condition and results of operations of each of its subsidiaries in their functional currency and then translates these amounts into euro, the Company's reporting currency. The Company is subject to currency transaction risk whenever one of its subsidiaries enters into a transaction using a currency other than its functional currency. The Company reduces this risk, however, by seeking to match its revenues and costs in each currency.

Market Environment

Winter Sports. Snowfalls at the end of November, and the beginning of December 2005 in all the Company's major Winter Sports markets, including Japan, generated early interest in winter sports products and retailers reported improved sales at the beginning of the winter sports season 2005/06 compared to the previous year. Ski boots, in particular, reported comparatively high sales. The market for Winter Sports equipment also developed well. Although the market volume for 2005 remained relatively stable compared with previous years, the Company may see an improvement in market share for 2006. The snowboard market for 2005 was adversely affected by the late start of the 2004/05 winter sports season, but has been positively affected by the early snow of the 2005/06 season. However, the Company still expects the market for snowboard products to decline by approximately 15% in the 2005/06 season compared to the 2004/05 season.

Racquet Sports. Due to an unprecedented number of new racquet launches in the US market for tennis racquets, the premium segment of the worldwide market, tennis racquet sales in 2005 improved substantially over 2004. The European tennis markets also showed slight growth for 2005. Only the Japanese tennis market declined in 2005 compared to 2004, albeit marginally. The 2005 favourable momentum of the tennis racquet market was carried over into 2006. Both the US and European markets improved significantly with 5% (first 6 months) and 10% (first quarter) growth in tennis racquet revenues respectively. Only the Japanese tennis market continued it' s decline with a 2% decrease (first 4 months). The global tennis ball market declined in 2005, despite a stable US market, due to declines in both the European and Japanese ball markets. In 2006, the market for tennis balls declined in the US by 2% while the European market increased by 10% over the prior year so far.

Diving. During the first half of 2005, we experienced a decline in overall sales for diving equipment of approximately 8% compared to the first half of 2004, due to less travel worldwide to dive centers and resorts and correspondingly fewer purchases of equipment. For the year 2006 sales in Eastern Europe and the Middle East showed a slight improvement, the American market confirmed a stable positive trend and the market in Southeast Asia experienced moderate growth. We put a strong focus on the Asian market by establishing a new subsidiary in Hong Kong, Mares Asia Pacific, as regional headquarter. Our strategy is to focus on improving gross margins rather than revenues.

Results of Operations:

The following table sets forth certain consolidated income statement data:

                           HEAD N.V. AND SUBSIDIARIES
               ITEM 2: MANAGEMENT'S OPERATING AND FINANCIAL REVIEW



                                                          For the Three Months            For the Six Months
                                                            ended June 30,                  ended June 30,
                                                        2006             2005           2006             2005
                                                  --------------- --------------   --------------   --------------
                                                      (unaudited)     (unaudited)     (unaudited)     (unaudited)
                                                           (in thousands)
Total net revenues..............................  (euro) 63,825   (euro) 67,363    (euro) 131,539   (euro) 130,093
Cost of sales...................................         37,717          37,473            78,805           77,177
                                                  --------------- --------------   --------------   --------------
  Gross profit..................................         26,108          29,890            52,734           52,916
                                                  =============== ==============   ==============   ==============
  Gross margin..................................          40.9%           44.4%             40.1%            40.7%
Selling and marketing expenses..................         21,616          21,391            44,637           44,434
General and administrative expense..............          7,712           7,744            15,515           15,017
Gain on sale of property, plant and equipment...             --          (5,876)               --           (5,876)
Restructuring costs.............................             --           2,400                --            2,400
Other operating (income) expense, net...........           (305)            511              (303)             324
                                                  --------------- --------------   --------------   --------------
  Operating profit (loss).......................         (2,915)          3,721            (7,115)          (3,383)
                                                  =============== ==============   ==============   ==============
Interest expense................................         (3,070)         (3,196)           (6,145)          (6,551)
Interest income.................................            482           1,286               869            1,516
Other Non-operating income (expense)............            (50)            750               (83)           1,457
Income tax benefit..............................          1,497             677             2,766            3,120
                                                  --------------- --------------   --------------   --------------
  Profit (loss) for the period..................  (euro) (4,056)  (euro)  3,237    (euro)  (9,708)  (euro)  (3,841)
                                                  =============== ==============   ==============   ==============



Three Months and Six Months Ended June 30, 2006 and 2005

Total Net Revenues. For the three months ended June 30, 2006 total net revenues decreased by (euro)3.5 million, or 5.3%, to (euro)63.8 million from (euro)67.4 million in the comparable 2005 period in all of our product categories. For the six months ended June 30, 2006 total net revenues increased by (euro)1.4 million, or 1.1%, to (euro)131.5 million from (euro)130.1 million in the comparable 2005 period. This increase was due to higher sales volumes in our winter and racquet sports division partly offset by decreased sales of our diving equipment. The weakening of the euro against the U.S. dollar contributed to the positive revenue development as well.



                                         For the Three Months            For the Six Months
                                            ended June 30,                  ended June 30,
                                  ---------------------------------------------------------------
                                       2006             2005           2006             2005
                                  --------------- -------------- ---------------  ---------------
                                    (unaudited)     (unaudited)     (unaudited)     (unaudited)
                                           (in thousands)                  (in thousands)
Product category:
Winter Sports.................   (euro)  9,593   (euro) 10,208   (euro)  29,779   (euro)  26,118
Racquet Sports................          36,631          37,409           72,866           69,339
Diving........................          16,833          17,737           27,859           32,146
Licensing.....................           2,247           3,336            4,732            5,616
                                  --------------- -------------- ---------------  ---------------
Total revenues................          65,303          68,690          135,236          133,220
Sales Deductions..............          (1,479)         (1,327)          (3,697)          (3,127)
                                  --------------- -------------- ---------------  ---------------
  Total Net Revenues..........   (euro) 63,825   (euro) 67,363   (euro) 131,539   (euro) 130,093
                                 ================ ============== ===============  ===============


                           HEAD N.V. AND SUBSIDIARIES
               ITEM 2: MANAGEMENT'S OPERATING AND FINANCIAL REVIEW


Winter Sports revenues for the three months ended June 30, 2006 decreased by
(euro)0.6 million, or 6.0%, to (euro)9.6 million from (euro)10.2 million in the comparable 2005 period due to slower sales in the 2nd quarter 2006. For the six months ended June 30, 2006, Winter Sports revenues increased by (euro)3.7 million, or 14.0%, to (euro)29.8 million from (euro)26.1 million in the comparable 2005 period. This increase was due to higher sales volumes of skis, bindings, ski boots and snowboard equipment as a consequence of good snow conditions in the winter season 2005/2006 and relatively low inventory at retail level.

Racquet Sports revenues for the three months ended June 30, 2006 decreased by
(euro)0.8 million, or 2.1%, to (euro)36.6 million from (euro)37.4 million in the comparable 2005 period. This was mainly due to lower sales prices for tennis racquets due to the introduction of our Flexpoint racquets in the 2nd quarter of 2005. For the six months ended June 30, 2006, Racquet Sports revenues increased by (euro)3.5 million, or 5.1%, to (euro)72.9 million from (euro)69.3 million in the comparable 2005 period. This increase was mainly due to higher sales volumes in tennis racquets and balls. In addition, the weakening of the euro against the U.S. dollar in the reporting period contributed to the positive development.

Diving revenues for the three months ended June 30, 2006 decreased by (euro)0.9 million, or 5.1%, to (euro)16.8 million from (euro)17.7 million in the comparable 2005 period. For the six months ended June 30, 2006, Diving revenues decreased by (euro)4.3 million, or 13.3%, to (euro)27.9 million from (euro)32.1 million in the comparable 2005 period. This decrease was mainly due to a special product launch in the first quarter of 2005 (Limited Edition) which was not repeated in 2006.

Licensing revenues for the three months ended June 30, 2006 decreased by
(euro)1.1 million, or 32.7%, to (euro)2.2 million from (euro)3.3 million in the comparable 2005 period. For the six months ended June 30, 2006, licensing revenues decreased by (euro)0.9 million, or 15.7%, to (euro)4.7 million from
(euro)5.6 million in the comparable 2005 period due to termination of a footwear license agreement which will be replaced by our own distribution and a termination of an apparel license agreement in the UK which will be replaced next year.

Sales deductions for the three months ended June 30, 2006 increased by (euro)0.2 million, or 11.4%, to (euro)1.5 million from (euro)1.3 million in the comparable 2005 period. For the six months ended June 30, 2006, sales deductions increased by (euro)0.5 million, or 18.3%, to (euro)3.7 million from (euro)3.1 million in the comparable 2005 period due to increased sales in winter sports and racquet sports.

Gross Profit. For the three months ended June 30, 2006 gross profit decreased by
(euro)3.8 million to (euro)26.1 million from (euro)29.9 million in the comparable 2005 period. Gross margin decreased to 40.9% in 2006 from 44.4% in the comparable 2005 period. This was mainly due to decreased gross profit in tennis balls due to increased material prices, tennis racquets caused by unfavorable country mix and the launch of Flexpoint racquets in 2nd quarter 2005 and lower gross profit in license due to lower revenues. For the six months ended June 30, 2006 gross profit decreased by (euro)0.2 million to (euro)52.7 million from (euro)52.9 million in the comparable 2005 period. Gross margin decreased to 40.1% in 2006 from 40.7% in the comparable 2005 period. Positive development in all of our winter sports product lines were offset by reduced gross profit in diving and licensing due to lower revenues.

Selling and Marketing Expenses. For the three months ended June 30, 2006, selling and marketing expenses increased by (euro)0.2 million, or 1.1%, to
(euro)21.6 million from (euro)21.4 million in the comparable 2005 period. For the six months ended June 30, 2006, selling and marketing expenses increased by
(euro)0.2 million, or 0.5%, to (euro)44.6 million from (euro)44.4 million in the comparable 2005 period. This increase was mainly due to the weakening of the euro against the U.S. dollar and higher advertising and departmental selling expenditures.

General and Administrative Expenses. For the three months ended June 30, 2006, general and administrative expenses remained stable compared to the comparable 2005 period at (euro)7.7 million. For the six months ended June 30, 2006, general and administrative expenses increased by (euro)0.5 million, or 3.3%, to
(euro)15.5 million from (euro)15.0 million in the comparable 2005 period. This increase was due to higher non-cash compensation expenses of (euro)0.6 million, resulting from the new Head Executive Stock Option Plan 2005 implemented in the third quarter 2005 as well as due to the weakening of the euro against the U.S. dollar.

Gain on Sale of Property. In June 2005, the Company sold the property in Tallinn, Estonia which was previously leased and realized a gain of (euro)5.9 million.

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                           HEAD N.V. AND SUBSIDIARIES
               ITEM 2: MANAGEMENT'S OPERATING AND FINANCIAL REVIEW


Restructuring Costs. In addition, in June 2005, we recorded restructuring costs of (euro)2.4 million in relation to the 90% reduction of our tennis racquet production in Kennelbach, Austria and Budweis, Czech Republic primarily resulting from an impairment of (euro)1.4 million, employee severance cost of
(euro)0.7 million and additional cost due to production inefficiency of
(euro)0.3 million.

Other Operating (Income) Expense, net. For the three and six months ended June 30, 2006, the Company recorded other operating income, net of (euro)0.3 million mainly due to exchange rate differences compared to other operating expense, net resulting from charges in connection with the sale of our property in Estonia in the comparable 2005 period.

Operating Profit (Loss). As a result of the foregoing factors, for the three months ended June 30, 2006, the Company reported an operating loss of (euro)2.9 million compared to an operation profit of (euro)3.7 million in the comparable 2005 period. For the six months ended June 30, 2006 the operating loss increased by (euro)3.7 million to (euro)7.1 million from (euro)3.4 million in the comparable 2005 period. Operating loss for the six months ended June 30, 2006 before the sale of property and restructuring costs increased by (euro)0.2 million compared to the comparable 2005 period.

Interest Expense. For the three months ended June 30, 2006, interest expense decreased by (euro)0.1 million, or 4.0%, to (euro)3.1 million from (euro)3.2 million in the comparable 2005 period. For the six months ended June 30, 2006, interest expense decreased by (euro)0.4 million, or 6.2%, to (euro)6.1 million from (euro)6.6 million in the comparable 2005 period. This decrease was due to the repurchase of a portion of our 8.5% senior notes in 2005.

Interest Income. For the three months ended June 30, 2006, interest income decreased by (euro)0.8 million, or 62.5%, to (euro)0.5 million from (euro)1.3 million in the comparable 2005 period. For the six months ended June 30, 2006, interest income decreased by (euro)0.7 million, or 43.9%, to (euro)0.9 million from (euro)1.5 million in the comparable 2005 period. This decrease was due to the gain of (euro)0.9 million on the repurchase of our 8.5% senior notes realized in 2005.

Other Non-Operating Income/(Expense), net. For the three months ended June 30, 2006, the Company had other non-operating expense, net of (euro)0.1 million compared to other non-operating income, net of (euro)0.8 million in the comparable 2005 period. For the six months ended June 30, 2006 other non-operating result decreased by (euro)1.5 million mainly due to foreign currency fluctuations which resulted in a gain in the comparable 2005 period.

Income Tax Benefit. For the three months ended June 30, 2006, income tax benefit was (euro)1.5 million, an increase of (euro)0.8 million compared to income tax benefit of (euro)0.7 million in the comparable 2005 period. For the six months ended June 30, 2006, income tax benefit was (euro)2.8 million, a decrease of
(euro)0.4 million compared to income tax benefit of (euro)3.1 million in the comparable 2005 period due to the decrease in pre-tax loss for which the realization through future taxable profits is probable.

Profit (Loss) for the Period. As a result of the foregoing factors, for the three months ended June 30, 2006, we had a loss of (euro)4.1 million, compared to an income of (euro)3.2 million in the comparable 2005 period. For the six months ended June 30, 2006, we had a loss of (euro)9.7 million, compared to a loss of (euro)3.8 million in the comparable 2005 period.

Liquidity and Capital Resources

Payments from our customers are our principal source of liquidity. Additional sources of liquidity include our credit facility, financing under capital lease arrangements and vendor financing. The cash provided by these sources has a variety of uses. Most importantly, we must pay our employees and vendors for the services and materials they supply. Additional uses include capital expenditures, development of new products, payment of interest, extension of credit to our customers, and other general funding of our day-to-day operations.

For the six months ended June 30, 2006, cash generated from operating activities increased by (euro)2.3 million, or 11.9%, to (euro)21.9 million from (euro)19.6 million in the comparable 2005 period. This was mainly due to lower working capital requirements partly offset by a higher loss. The cash flows from operating activities were used to purchase property, plant and equipment of
(euro)6.5 million, marketable securities of (euro)5.0 million, to repay short term debts of (euro)2.3 million and to

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                           HEAD N.V. AND SUBSIDIARIES
               ITEM 2: MANAGEMENT'S OPERATING AND FINANCIAL REVIEW


increase cash on hand.

As of June 30, 2006, we have in place (euro)111.2 million senior notes due 2014,
(euro)13.3 million long-term obligations under a sale-leaseback agreement and a mortgage agreement due 2017 and (euro)8.0 million other long-term debt comprising secured loans in Austria, Italy and the Czech Republic. In addition, we used lines of credit with several banks in Austria, Canada and Japan of
(euro)24.9 million.

As of June 30, 2006, we had (euro)54.4 million unrestricted cash on hand mainly held in euro and (euro)19.4 million cash funds denominated in euro and recognized in available-for-sale financial assets, short-term in the consolidated balance sheet.

We believe that our current level of cash on hand, future cash flows from operations, and our Senior Notes and other facilities are sufficient to meet our operating needs.